Exhibit 11.1

924 W. 75th Street Suite 120 - 189 Naperville, IL 60565 +1 (815) 348-2421 omar@napercpa.com

CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of GELSTAT CORPORATION

I hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of my report dated April 23, 2025, with respect to the Balance Sheet of GELSTAT CORPORATION as of December 31, 2024 & December 31, 2023, and the related Profit & Loss Statement, Statement of Cashflows, and Statement of Shareholders’ Equity for the year then ended, and the related notes to the financial statements.

The above referenced report is a result of my independent audit performed for the year ended December 31, 2024 & December 31, 2023, in which I was independent during the referenced period. We also consent to the reference to our firm under the caption “Experts”.

/s/ Omar Alnuaimi, CPA

Naperville, IL

April 24, 2025